

May 28, 2010

Mr. James P. Henderson
Chief Financial Officer
Kodiak Oil & Gas Corp.
1625 Broadway, Suite 250
Denver, Colorado 80202

      Re: **Kodiak Oil & Gas Corp.**
               Form 10-K for the Fiscal Year Ended December 31, 2009
               Filed March 11, 2010
               File No. 001-32920

Dear Mr. Henderson:

      We have reviewed your filing and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Production, Average Sales Prices, and Production Costs, page 8

1.   We note your disclosure regarding production, production prices and production costs. Please provide the disclosure required by Item 1204 of Regulation S-K for each field that contains 15% or more of your total proved reserves, or tell us why you are not required to provide disclosure by field.

Our Reserves, page 12

2.   We note the changes in your proved developed reserves since December 31, 2008. Please disclose the sources to which such changes are attributable. Provide also the disclosure regarding investments and capital expenditures required by Item 1203(c) of Regulation S-K.

Controls Over Reserve Report Preparation, Technical Qualifications and Technologies Used, page 14

3.   Please tell us whether the "knowledgeable members of your company" to whom you refer at page 14 are your Reserves Manager, your Chief Operating Officer and your President. If the knowledgeable members are not such individuals, please disclose the qualifications of such members and clarify their role in the reserves estimation process. In any case, disclose the qualifications of your Reserves Manager, your COO and your President.

Selected Consolidated Financial Information, page 39

4.   We note that you disclose "Adjusted EBITDA," and indicate that you use this non-GAAP measure to compare your performance with other companies and as an indication of your ability to generate cash flow at a level that can sustain or support your operations and capital investment program. Please expand your disclosure to include the views or conclusions you have formed, relative to these objectives, to comply with Item 10(e)(i)(C) of Regulation S-K; the reasons why you consider these measures to be useful should be clear.

Financial Statements

Note 14 – Supplemental Oil and Gas Reserve Information (Unaudited), page 75

5.   Please provide the disclosures required by Item 1203(b) of Regulation S-K related to your proved undeveloped reserves.

6.   We note you have not included the effect of future income taxes in your
        disclosure of the standardized measure of discounted future net cash flows at page
        76. Please revise your calculation to include the effects of future income taxes to
        comply with FASB ASC subparagraph 932-235-50-31(c) or clearly explain the
        reasons for not having this element in your calculation. Similarly, we note that
        you have not mentioned future income taxes in your disclosure of the full cost
        ceiling test methodology at page 61. Please revise your accounting and disclosure
        as necessary to comply with Rule 4-10(c)(4)(i)(D) of Regulation S-X.

Exhibits

7.   We note your disclosure under Risk Factors and MD&A regarding two drilling
        rig contracts. Please file these contracts as exhibits, or tell us why they are not
        material contracts. See Item 601(b)(10) of Regulation S-K.

Exhibit 99.1

8.   While we understand that there are fundamentals of physics, mathematics and
        economics that are applied in the estimation of reserves, we are not aware of an
        official industry compilation of such "generally accepted petroleum engineering
        and evaluation principles." With a view toward possible disclosure, please
        explain to us the basis for concluding that such principles have been sufficiently
        established so as to judge that the reserve information has been prepared in
        conformity with such principles.

9.   We note the following language in Netherland Sewell's report:

                In evaluating the information at our disposal concerning this report, we
                have excluded from our consideration all matters as to which the
                controlling interpretation may be legal or accounting, rather than
                engineering and geoscience.

        Clarify the reason for including this language. In this regard, we note that the
        definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that
        "there must exist, or there must be a reasonable expectation that there will exist,
        the *legal* right to produce or revenue interest in the production." We also note
        that the definition of proved reserves is contained in Regulation S-X which is an
        accounting regulation.

10.   Quantify the 12-month average price used in making the reserves estimation.
        You provide the average Plains Marketing and Henry Hub but these appear to be
        for reference rather than the actual price utilized.

Current Report on Form 8-K filed April 8, 2010

11.   We note your disclosure that you entered into a purchase and sale agreement with Macquarie Barnett, LLC on April 2, 2010, and your statement that the purchase price was not disclosed due to the highly competitive nature of Williston Basin leasing activities. Please tell us why the purchase price for this acquisition is not material. See Item 1.01(a)(2) of Form 8-K. In addition, please tell us whether you intend to submit a request for confidential treatment for this agreement in connection with your quarterly report for your quarter ending June 30, 2010.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Craig Arakawa at (202) 551-3650, or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Parker Morrill at (202) 551-3696, Laura Nicholson at (202) 551-3584 or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director